UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information to be Included in Statements Filed
             Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             Cleveland BioLabs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   185860-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 pages

=========================                                =======================
CUSIP NO. _______________             13G                    Page  of  Pages
=========================                                =======================

------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Sunrise Securities Corp.
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                             (a)
                                                                             (b)
------------- ------------------------------------------------------------------
3             SEC USE ONLY


------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------ -------------------------------------------------------------------
                      5       SOLE VOTING POWER
NUMBER OF SHARES              250,586
                      ------- --------------------------------------------------
BENEFICIALLY          6       SHARED VOTING POWER

OWNED BY
                      ------- --------------------------------------------------
EACH                  7       SOLE DISPOSITIVE POWER
                              250,586
REPORTING
                      ------- --------------------------------------------------
PERSON WITH           8       SHARED DISPOSITIVE POWER
------------ -------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             250,586
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES* [X]


------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             2.10%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             BD
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 8 pages

=========================                                =======================
CUSIP NO. _______________              13G                   Page  of  Pages
=========================                                =======================

------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Sunrise Equity Partners, LP
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                             (a)
                                                                             (b)
------------- ------------------------------------------------------------------
3             SEC USE ONLY


------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                      5       SOLE VOTING POWER
NUMBER OF SHARES              1,185,962
                      ------- --------------------------------------------------
BENEFICIALLY          6       SHARED VOTING POWER

OWNED BY
                      ------- --------------------------------------------------
EACH                  7       SOLE DISPOSITIVE POWER
                              1,185,962
REPORTING
                      ------- --------------------------------------------------
PERSON WITH           8       SHARED DISPOSITIVE POWER
------------- ------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,185,962
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES* [X]


------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.03%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             PN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 8 pages

Item 1(a).        Name of Issuer:

Cleveland BioLabs, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

11000 Cedar Ave.
Suite 290
Cleveland, Ohio 44106

Item 2(a).        Name of Person Filing:

Sunrise Securities Corp. and Sunrise Equity Partners, LP
(together, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

641 Lexington Avenue, 25th Floor
New York, New York 10022

Item 2(c).        Citizenship:

Sunrise Securities Corp. - New York
Sunrise Equity Partners, LP - Delaware

Item 2(d).        Title of Class of Securities:

Common Stock

Item 2(e).        CUSIP Number:

185860-10-3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:


         (a)      [X]      Broker or dealer registered under Section 15 of
                           the Exchange Act.

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the
                           Exchange Act.



                                Page 4 of 8 pages

         (c)      [ ]      Insurance company as defined in Section 3(a)(19)
                           of the Exchange Act.

         (d)      [ ]      Investment company registered under Section 8 of
                           the Investment Company Act.

         (e)      [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E).

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      [ ]      A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act.

         (i)      [ ]      A church plan that is excluded from the
                           definition of an investment company under Section
                           3(c)(14) of the Investment Company Act.

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.[]

Item 4.           Ownership


         (a)      Amount beneficially owned:

         Sunrise Securities Corp. - 250,586
         Sunrise Equity Partners, LP - 1,185,962

         Level Counter LLC is the general partner of Sunrise Equity Partners, LP. The three managing members of Level Counter LLC are Nathan Low, the sole stockholder of Sunrise Securities Corp. and its president, Amnon Mandelbaum, one of the Managing Directors of Investment Banking at Sunrise Securities Corp., and Marilyn Adler, who is otherwise unaffiliated with Sunrise Securities Corp., and a unanimous vote of all three persons is required to dispose of the securities of Sunrise Equity Partners, LP. Accordingly, each of such persons may be deemed to have shared beneficial ownership of the securities owned by Sunrise Equity Partners, LP. Such persons disclaim such beneficial ownership. As a result of the relationship of Mr. Low and Mr. Mandelbaum to Sunrise Securities Corp., Sunrise Equity Partners, LP may be deemed to beneficially own the securities owned by Sunrise Securities Corp. and/or Sunrise Securities Corp. may be deemed to beneficially own the securities owned by Sunrise Equity Partners, LP. Sunrise Equity Partners, LP disclaims any beneficial ownership of the securities owned by Sunrise Securities Corp. and Sunrise Securities Corp. disclaims any beneficial ownership of the securities owned by Sunrise Equity Partners, LP.



                                Page 5 of 8 pages

         (b)      Percent of class:

         Sunrise Securities Corp. - 2.10%
         Sunrise Equity Partners, LP - 10.03%

         The percentage amounts are based on a total of 11,826,389 shares of the Issuer's common stock outstanding as of December 31, 2006.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           Sunrise Securities Corp. - 250,586
                           Sunrise Equity Partners, LP - 1,185,962

                  (ii)     shared power to vote or to direct the vote:

                           N/A

                  (iii) sole power to dispose or to direct the disposition of:

                           Sunrise Securities Corp. - 250,586
                           Sunrise Equity Partners, LP - 1,185,962

                  (iv) shared power to dispose or to direct the disposition of:

                           N/A


Item 5.           Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person


                           N/A



                                Page 6 of 8 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company


                           N/A


Item 8.           Identification and Classification of Members of the Group


                           N/A


Item 9.           Notice of Dissolution of Group


                           N/A


Item 10.          Certification


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                Page 7 of 8 pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 19, 2007                 SUNRISE SECURITIES CORP.



                                                  /s/ Marcia Kucher
                                        --------------------------------------
                                        Name:  Marcia Kucher
                                        Title: CFO




Date:  January 19, 2007                 SUNRISE EQUITY PARTNERS, LP



                                                  /s/ Marcia Kucher
                                        --------------------------------------
                                        Name:  Marcia Kucher
                                        Title: CFO






                                Page 7 of 8 pages